03 OCT 28 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR, nr 13 October 2003	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

03032889

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser

Ulrike Schlosser

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Enclosures

dlw 10/29

Lufthansa

Investor Info September 2003
including traffic figures

Change in capacity utilisation in September compared with previous year


80
75
70
%
65
60
55
50
2003
2002
PassengerLF
CargoLF
GroupLF

Please note:
On **12 November 2003** the Lufthansa Group results for the period January-September 2003 will be published at the **Press and Analysts' Conference** in Frankfurt. The interim report will be available simultaneously on the Internet at: www.lufthansa-financials.com

The new Business Class seat will also be presented at this conference.

The next edition of **Investor Info** with the traffic figures for October 2003 will be published on 10 November

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

10 October 2003

Passenger numbers exceed four-million mark
Lufthansa and Lufthansa CityLine carried 4.1 million passengers in September, thereby surpassing the four-milion mark for the first time this year. This was just 1.0 per cent short of the prior-year level. While capacity was increased by 1.8 per cent, sales only grew by 0.1 per cent, with the result that the passenger load factor declined to 77.0 per cent (-1.2pp). Passenger numbers in the Americas and Middle East/Africa traffic regions increased by 7.3 and 10.9 per cent respectively. In Asia/Pacific, passenger numbers were only marginally lower (-2.1%) than in September 2002, and thanks to skilful capacity management it was possible to maintain the passenger load factor at last year's high level of 84.8 per cent. On European routes, capacity utilisation rose to 69.1 per cent (+0.6 pp), while it declined year-on-year in the Americas (- 3.3pp) and the Middle East/North Africa (-2.0pp). In response to growing demand in these two regions, Lufthansa increased capacity, but was unable to fill all the additional seats.
The persistently weak economy continued to hamper Lufthansa Cargo's performance. The volume of transported cargo declined by 3.2 per cent year-on-year, while sales fell by 7.0 per cent. Despite a 5.0 per cent reduction in capacity, the cargo load factor slipped by 1.4 percentage points to 63.9 per cent. This was due to fluctuations in the flow of goods as a result of the strong euro and the economic slump in Europe and particularly in Germany, which made it more difficult to adjust capacities. The volume of cargo ex Asia/Pacific, for example, was significantly higher than in the opposite direction. By reducing capacities in the Americas by 10 per cent, Lufthansa Cargo was able to shore up its load factor at 64.5 per cent (-1.9pp).
The Group's overall load factor fell by 1.3 percentage points to 71.1 per cent.

New Business Class on long-haul routes
With its innovative seat concept and a unique entertainment and information programme, Lufthansa aims to make its Business Class even more attractive to customers. The new seat converts into a two-metre-long bed, while the inflight entertainment programme encompasses video and audio on demand, with games, audio books and language courses, as well as FlyNet, which provides high-speed Internet access on board. The seat will be installed on the new Airbus A340-600 and A330-300 aircraft, delivery of which is due to start at the end of November. Until 2005 Lufthansa's entire long-range fleet will be gradually retrofitted at a total cost of about m€300.

Measured growth in the 2003/2004 winter timetable
Lufthansa will operate more than 1,550 flights a day during the forthcoming winter timetable, which represents a slight increase on last year. From December 2003, Lufthansa will resume flights to Rio de Janeiro, and extend its services to Asia and classic sun-soaked destinations such as Dubai, Johannesburg / Cape Town and Miami in response to growing passenger demand. However, 66 aircraft remain idle on the ground.

Lufthansa Cargo restructures fleet
Following the approval of the Lufthansa Supervisory Board on 17 September, Lufthansa Cargo in 2004 will sell off its entire Boeing 747-200 fleet and add a further five aircraft to its MD-11 fleet. Three of the eight 747-200s will be sold to Air Atlanta Icelandic and re-chartered by Lufthansa Cargo, as needs dictate. From February 2005, the Lufthansa Cargo fleet will comprise 19 MD-11 all-freighter aircraft.

Traffic figures September 2003

Lufthansa Passenger Business Group*	September 2003	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	4,125	- 1.0	33,518	+ 1.4
Available seat-kilometers (mio)	10,806	+ 1.8	92,106	+ 2.8
Revenue pax-kilometers (mio)	8,321	+ 0.1	67,482	+ 0.6
Passenger load-factor (%)	77.0	- 1.2P	73.3	- 1.6P
Number of Flights	40,647	- 6.0	366,415	- 0.3
Lufthansa Cargo AG	**September 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	132	- 3.2	1,154	- 4.4
Available Cargo tonne-km (mio)	887	- 5.0	8,044	+ 1.3
Revenue Cargo tonne-km (mio)	567	- 7.0	5,153	- 2.3
Cargo load-factor (%)	63.9	- 1.4P	64.1	- 2.3P
Number of Flights	2,034	+ 1.3	17,521	- 0.6
Lufthansa Group	**September 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,976	- 1.2	17,276	+ 2.1
Revenue tonne-km (mio)	1,406	- 2.8	11,951	- 0.7
Overall load factor (%)	71.1	- 1.3P	69.2	- 1.9P
Number of Flights	42,681	- 5.7	383,936	- 0.4
Traffic regions				
Europe (incl. Germany)	**September 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,193	- 2.5	26,121	+ 1.0
Available seat-kilometers (mio)	3,150	- 3.0	28,061	+ 1.2
Revenue pax-kilometers (mio)	2,176	- 2.2	17,849	+ 1.5
Passenger load-factor (%)	69.1	+ 0.6P	63.6	+ 0.2P
Cargo/mail in 1,000 tonnes	57	- 3.6	498	- 7.3
Available Cargo tonne-km (mio)	90	- 11.2	853	- 1.4
Revenue Cargo tonne-km (mio)	37	+ 1.4	326	- 2.4
Cargo load-factor (%)	40.9	+ 5.0P	38.2	- 0.4P
America (North and South)	**September 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	531	+ 7.3	4,128	+ 7.9
Available seat-kilometers (mio)	4,476	+ 7.5	36,467	+ 8.8
Revenue pax-kilometers (mio)	3,533	+ 3.2	28,422	+ 5.4
Passenger load-factor (%)	78.9	- 3.3P	77.9	- 2.6P
Cargo/mail in 1,000 tonnes	32	- 5.4	292	- 2.5
Available Cargo tonne-km (mio)	315	- 10.1	2,945	+ 1.0
Revenue Cargo tonne-km (mio)	203	- 12.6	1,950	- 2.2
Cargo load-factor (%)	64.5	- 1.9P	66.2	- 2.2P
Asia/Pacific	**September 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	262	- 2.1	2,098	- 6.7
Available seat-kilometers (mio)	2,410	- 3.8	20,563	- 5.4
Revenue pax-kilometers (mio)	2,043	- 3.8	16,205	- 8.5
Passenger load-factor (%)	84.8	+ 0.0P	78.8	- 2.7P
Cargo/mail in 1,000 tonnes	34	- 3.3	297	- 0.8
Available Cargo tonne-km (mio)	415	- 0.4	3,630	+ 2.7
Revenue Cargo tonne-km (mio)	289	- 4.0	2,532	- 1.6
Cargo load-factor (%)	69.7	- 2.6P	69.7	- 3.1P
Middle East and Africa	**September 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	137	+ 10.9	1,151	+ 7.4
Available seat-kilometers (mio)	764	+ 10.1	6,954	+ 6.7
Revenue pax-kilometers (mio)	566	+ 7.1	4,977	+ 4.4
Passenger load-factor (%)	74.1	- 2.0P	71.6	- 1.6P
Cargo/mail in 1,000 tonnes	8	+ 9.9	67	- 5.2
Available Cargo tonne-km (mio)	68	+ 2.6	617	- 1.6
Revenue Cargo tonne-km (mio)	39	- 4.1	345	- 7.6
Cargo load-factor (%)	56.8	- 4.0P	56.0	- 3.6P

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Publication
Pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.

As at 30 September 2003 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	71.9 %
United Kingdom	9.6 %
United States	6.6 %
Belgium	4.3 %
Luxembourg	2.9 %
Switzerland	2.2 %
Other	2.5 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 6. Oktober 2003

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

The Share Shareholder Structure

71.9 per cent of equity in German hands

Lufthansa's share capital of Euro 976,896,000 is divided into 381.6 million registered non-par value shares. About 470,000 shareholders are recorded in Lufthansa's shareholders' register.
32.2 per cent of Lufthansa's share capital is held by private stock owners, 67.5 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 71.9 per cent of Lufthansa share capital at 30 September 2003. Second with 9.6 per cent were shareholders from the UK followed by US investors with 6.6 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure	
Free float	89.95 %
GENUJO Achte Beteiligungs GmbH	10.05 %

Shareholder structure by nationality	
Germany	71.93 %
Great Britain	9.62 %
USA	6.64 %
Belgium	4.31 %
Luxembourg	2.88 %
Switzerland	2.16 %
Other (144 countries)	2.46 %



See "Disclosure persuant to Section 25 of the Securities Trading Act (WpHG)" of 19 September 2003 (pdf, 30 KB).

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Lufthansa

Deutsche Lufthansa Aktiengesellschaft
Cologne

Disclosure pursuant to Section 25 of the Securities Trading Act (WpHG)

Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, notified us in writing on 15 September 2003 in accordance with Section 21 para. 1 and Section 24 of the Securities Trading Act (WpHG) in connection with Section 10 para 1a sentence 2 clause 1 of the Investment Companies Act (KAGG) that its subsidiary, DWS Investment GmbH, Mainzer Landstr. 178 – 190, 60327 Frankfurt am Main, fell below the threshold of 5% of the voting rights in Deutsche Lufthansa AG on 8 September 2003 and held a voting share of 4.99% as at that date.

Cologne, 19 September 2003

The Executive Board

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069